SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  March 10, 2010

Latin America’s Beverage Leader

FEMSA Signs Agreement with
The Coca -Cola Company

Monterrey, Mexico, March 10, 2010 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX, BMV: FEMSAUBD) announces that subsidiaries of FEMSA have signed an agreement with subsidiaries of The Coca-Cola Company (NYSE: KO) to amend the Shareholders Agreement for Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”) (NYSE: KOF, BMV: KOFL). The main purpose of the amendment is to set forth that the appointment and compensation of the chief executive officer and all officers reporting to the chief executive officer, as well as the adoption of decisions related to the ordinary operations of Coca-Cola FEMSA shall only require a simple majority vote of the board of directors. Decisions related to extraordinary matters (such as business acquisitions or combinations, among others), shall continue requiring of the vote of the majority of the board of directors, including the affirmative vote of two of the members appointed by The Coca-Cola Company.

These changes will be reflected in the by-laws of Coca-Cola FEMSA that shall be amended in the extraordinary shareholders meeting of Coca-Cola FEMSA to be held on April 14, 2010.

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FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico, with presence in Brazil, and an important beer exporter to the United States and other countries; and OXXO, the largest and fastest growing convenience store chain in Mexico with over 7,300 stores.